UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Alltemp, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02012P106

(CUSIP Number)

David L. Ficksman, Esq.

TroyGould

1801 Century Park East, Suite 1600

Los Angeles, California 90067

310-789-1290

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02012P106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Lopshire
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 30,984,653
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 30,984,653
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,984,653
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 02012P106	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

Common Stock, $0.001 par value per share

Alltemp, Inc.

960 Westlake Boulevard, Suite 207

Westlake Village, California 91361

Item 2. Identity and Background.

This statement is being filed by William Lopshire (the “Reporting Person”). The Reporting Person is the Issuer’s President. The principal business address for the Reporting Person is 960 Westlake Boulevard, Suite 207, Westlake Village, California 91361. During the past five years, the Reporting Person has not been convicted in a criminal proceeding nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of which the Reporting Person was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. The Reporting Person is a United States citizen.

This Amendment No. 1 to the previously filed Schedule 13D is being filed to correct certain prior disclosures, including a calculation error related to the number of shares beneficially owned by the Reporting Person immediately upon completion of the reverse merger transaction that was effective April 27, 2017.

Item 3. Source or Amount of Funds or Other Consideration.

The shares of the Issuer beneficially owned by the Reporting Person were issued in connection with and as the merger consideration pursuant to the merger of CSES Group, Inc. (“CSES”) into a wholly owned subsidiary of the Issuer. The Reporting Person was a shareholder of CSES.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3.

Item 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 1 and 3 of this Schedule 13D.

As of April 27, 2017, the Reporting Person owned directly 15,004,028 shares of Common Stock and currently exercisable stock options to acquire 15,980,625 shares of Common Stock. Based on 165,853,313 shares of Common Stock outstanding as of April 27, 2017, the Reporting Person beneficially owned approximately 17.0% of the shares of Common Stock outstanding. This calculation excludes 7,457,625 shares of Common Stock held by the William Lopshire Family Trust, an irrevocable trust for which Robert Khoenle is the Trustee, as to which the Reporting Person disclaims beneficial ownership.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 02012P106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ WILLIAM LOPSHIRE
William Lopshire

Dated: December 6, 2017